UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation
(Translation of registrant’s name into English)

18 Zhangjiang Road
Pudong New Area, Shanghai 201203
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐Yes	☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

ANNUAL GENERAL MEETING HELD ON 29 JUNE, 2011

POLL RESULTS

Semiconductor Manufacturing International Corporation (the “Company”) announces that the proposed resolutions set out in the notice for the annual general meeting of the Company held on 29 June 2011 (the “AGM”) were taken by poll.

Reference is made to the Company’s circular dated 30 May 2011 (the “Circular”) in relation to, among other things, the following:

1.	re-election of Directors; and
2.	proposed general mandates to issue and repurchase Shares.

Unless otherwise specified, capitalised terms used herein shall have the same meanings as defined in the Circular.

The Company announces that the proposed resolutions set out in the notice for the annual general meeting of the Company held on 29 June 2011 (the “AGM”) were taken by poll.

As at the date of the AGM, the total number of Shares entitling the holders to attend and vote for or against all the resolutions at the AGM was 31,060,885,853 ordinary shares and 360,589,053 convertible preferred shares (convertible into 3,605,890,530 ordinary shares). According to the terms of the convertible preferred shares as set out in Appendix III of the shareholder’s circular of the Company dated 11 May 2011, each convertible preferred share confers on its holder(s) such number of voting rights as if the convertible preferred shares had been converted into ordinary shares. There were no Shares entitling the holders to attend and vote only against any of the resolutions.

The number of Shares represented by votes for and against the respective resolutions at the AGM was as follows:

ORDINARY RESOLUTIONS		No. of Votes (%)
		For	Against
1.	To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31 December, 2010.	9,165,352,973 (99.84)%	15,003,300 (0.16)%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
2.(a)	To re-elect David N.K. Wang as a Class I Director of the Company.	3,830,502,062 (41.79)%	5,334,845,911 (58.21)%

As more than 50% of the votes were cast against of the resolution, the resolution was not passed.
2.(b)	To re-elect Gao Yonggang as a Class I Director of the Company.	8,935,883,773 (97.50)%	229,224,450 (2.50)%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
2.(c)	To authorise the Board of Directors to fix their remuneration.	9,101,901,273 (99.80)%	18,221,650 (0.20)%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.
3.	To grant a general mandate to the Board of Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding twenty per cent. of the issued share capital of the Company at the date of this Resolution (as adjusted). #	2,229,569,146 (24.29)%	6,948,047,127 (75.71)%

As more than 50% of the votes were cast against of the resolution, the resolution was not passed.
4.	To grant a general mandate to the Board of Directors to repurchase shares of the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution. #	3,919,286,062 (42.74)%	5,250,742,411 (57.26)%

As more than 50% of the votes were cast against of the resolution, the resolution was not passed.
5.	Conditional on the passing of Resolutions 3 and 4, to authorize the Board of Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with the additional authorized but unissued shares in the Company repurchased by the Company. #	2,336,554,947 (25.52)%	6,820,799,504 (74.48)%

As more than 50% of the votes were cast against of the resolution, the resolution was not passed.

Computershare Hong Kong Investor Services Limited, Hong Kong branch share registrar of the Company, acted as the scrutineer for the vote-taking at the AGM. The work performed by Computershare Hong Kong Investor Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

As more than 50% of the votes were cast in favour of resolutions 1, 2(b) and 2(c), all such resolutions were duly passed as ordinary resolutions of the Company.

As more than 50% of the votes were cast against resolutions 2(a), 3, 4 and 5, these resolutions were not passed.

The Company is considering the implications of the non-appointment of its Executive Director and will make further announcement(s) of any material developments.

As at the date of this announcement, the Directors are Chen Shanzhi, Gao Yonggang and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

For and on behalf of
Semiconductor Manufacturing International Corporation
Anne Wai Yui Chen
Company Secretary

Hong Kong, 29 June 2011

* For identification purposes only
# Full text of the Resolutions is set out in the Notice of Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 30 June, 2011	By:	/s/ Anne Wai Yui Chen
		Name:	Anne Wai Yui Chen
		Title:	Company Secretary